# SEC Schedule 13G/A (Amendment No. 10) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Corvus Pharmaceuticals, Inc., CIK 0001626971
CUSIP: 221015100
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 901 Gateway Boulevard, Third Floor, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-16-110585
Filed by CIK 0001031847

## Reporting persons
- Richard A. Miller: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 4,897,819; shared voting power 1,188,103; sole dispositive power 4,897,819; shared dispositive power 1,188,103; aggregate amount beneficially owned 6,085,922 (7.8% of the class)
- Richard A. Miller and Sandra J. Horning, Trustees of the Miller-Horning Family Trust u/a/d January 25, 1985: type of reporting person: other (OO); citizenship or place of organization: California (CA); sole voting power 0; shared voting power 1,188,103; sole dispositive power 0; shared dispositive power 1,188,103; aggregate amount beneficially owned 1,188,103 (1.6% of the class)
- Sandra J. Horning: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,188,103; sole dispositive power 0; shared dispositive power 1,188,103; aggregate amount beneficially owned 1,188,103 (1.6% of the class)

## Item 1. Issuer
Name of issuer: Corvus Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 901 Gateway Boulevard, Third Floor, South San Francisco, CA 94080

## Item 2. Person Filing
Name of person filing:
Richard A. Miller ("Dr. Miller")
Richard A. Miller and Sandra J. Horning, Trustees of the Miller-Horning Family
Trust u/a/d January 25, 1985 (the "Miller-Horning Trust")

Sandra J. Horning ("Dr. Horning," and collectively with Dr. Miller and the Miller-Horning Trust, the "Reporting Persons")
Address of principal business office or, if none, residence: c/o Corvus Pharmaceuticals, Inc., 901 Gateway Boulevard, Third Floor, South San Francisco, CA 94080
Citizenship: Dr. Miller is a U.S. citizen. The Miller-Horning Trust is organized under the laws of the State of California. Dr. Horning is a U.S. citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2025, based upon 74,681,872 shares of Common Stock outstanding as of November 4, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2025. All percentages assume the exercise of stock options held directly by each of the Reporting Persons, as applicable.

Dr. Miller is the beneficial owner of 6,085,922 shares of Common Stock, which consists of (i) 1,136,707 shares of Common Stock held directly by Dr. Miller, (ii) 1,188,103 shares of Common Stock directly held by the Miller-Horning Trust, over which Dr. Miller and Dr. Horning share voting, investment and dispositive power, and (iii) 3,761,112 shares of Common Stock underlying stock options that are vested or will vest within 60 days of December 31, 2025.

Each of the Miller-Horning Trust and Dr. Horning is the beneficial owner of 1,188,103 shares of Common Stock.
Percent of class:
Dr. Miller - 7.8%
Miller-Horning Trust - 1.6%
Dr. Horning - 1.6%
Sole power to vote or to direct the vote:
Dr. Miller - 4,897,819
Miller-Horning Trust - 0
Dr. Horning - 0
Shared power to vote or to direct the vote:
Dr. Miller - 1,188,103
Miller-Horning Trust - 1,188,103
Dr. Horning - 1,188,103
Sole power to dispose or to direct the disposition:
Dr. Miller - 4,897,819
Miller-Horning Trust - 0
Dr. Horning - 0
Shared power to dispose or to direct the disposition:
Dr. Miller - 1,188,103
Miller-Horning Trust - 1,188,103
Dr. Horning - 1,188,103

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Richard A. Miller: /s/ Richard A. Miller, Richard A. Miller (02/13/2026)
- Richard A. Miller and Sandra J. Horning, Trustees of the Miller-Horning Family Trust u/a/d January 25, 1985: /s/ Richard A. Miller, Richard A. Miller, Trustee (02/13/2026)
- Sandra J. Horning: /s/ Richard A. Miller, Richard A. Miller, Authorized Signatory (02/13/2026)